EARLY WARNING REPORT

This report is made pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues and applicable securities legislation.

1.      Name and Address of the Offeror

     Paramount Resources Ltd.
     4700 Bankers Hall West
     888 – 3rd Street S.W.
     Calgary, Alberta T2P 5C5

2.      The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

     Paramount Resources Ltd. (TSX:POU) ("Paramount") Paramount and Clayton H. Riddell,
     Paramount’s controlling shareholder, acquired, directly and indirectly, ownership or control of an aggregate of 2,177,721 trust units of Trilogy Energy Trust ("Trilogy") (representing approximately 2.2% of Trilogy's currently outstanding trust units on an undiluted basis) since
     December 16, 2008 (the date of the last Early Warning Report) through acquisitions under
     Trilogy's Distribution Reinvestment Plan ("DRIP"). Paramount and Clayton H. Riddell
     currently own or control in aggregate, directly and indirectly, 60,522,138 trust units of Trilogy or approximately 61.6% of Trilogy's currently outstanding trust units on an undiluted basis.

     In addition to the foregoing, Clayton H. Riddell holds options to acquire 500,000 trust units of
     Trilogy, 20,000 of which have vested. The remaining options vest between 2009 and 2013. If the 500,000 trust units underlying the aforementioned options are included with the aggregate number of trust units of Trilogy held by Clayton H. Riddell and Paramount, then Clayton H.
     Riddell and Paramount would own or control an aggregate of 61,022,138 trust units of Trilogy
     (representing approximately 61.8% of Trilogy's trust units as adjusted for Clayton H. Riddell’s options.)

     Purchases under the DRIP were from Trilogy's treasury at a 5% discount to the prevailing market price in accordance with the terms of the DRIP and were made pursuant to the prospectus exemption for purchases under distribution reinvestment plans in section 2.2 of
     National Instrument 45-106. Options were granted pursuant to the terms of Trilogy’s option plan.

     Details of each purchase, acquisition through the DRIP, and option grant are available on
     SEDI, as required.

3.      The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

     Paramount and Clayton H. Riddell together own or control, directly and indirectly, an aggregate of 60,522,138 trust units of Trilogy or approximately 61.6% of Trilogy's currently outstanding trust units.

     In addition, Clayton H. Riddell holds options to acquire 500,000 trust units of Trilogy, 20,000 of which have vested. The remaining options vest between 2009 and 2013. If the 500,000 trust units underlying the aforementioned options are included with the aggregate number of trust units of Trilogy held by Clayton H. Riddell and Paramount, then Clayton H. Riddell and
     Paramount would own or control an aggregate of 61,022,138 trust units of Trilogy
     (representing approximately 61.8% of Trilogy's currently outstanding trust units.).
..

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which:

     (a) the offeror, either alone or together with any joint actors, has ownership and control:

     Paramount, directly and indirectly, owns or controls a total of 23,190,252 Trilogy trust units, or approximately 23.6% of the issued and outstanding Trilogy trust units as of March 18, 2009.

     Clayton H. Riddell, directly or indirectly, owns or controls a total of 37,331,886
     Trilogy trust units or approximately 38.0% of the issued and outstanding Trilogy trust units as of March 18, 2009.

     In addition, Clayton H. Riddell holds options to acquire 500,000 trust units of
     Trilogy or approximately 0.5% of Trilogy’s currently outstanding trust units.

     (b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

     Paramount owns and controls the Trilogy trust units held in its own name. Clayton
     H. Riddell owns and controls the Trilogy trust units held in his own name and controls those in Warner Investment Holdings Ltd., Treherne Resources Ltd. and
     Dreamworks Investment Holdings Ltd.

     (c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

     Clayton H. Riddell has shared control but not ownership of the Trilogy trust units held in Mrs. V. Riddell’s name. Clayton H. Riddell is one of the trustees of the
     Riddell Family Charitable Foundation and exercises shared control over the trust units held by the Riddell Family Charitable Foundation.

5. The name of the market in which the transaction or occurrence that gave rise to the news release took place:

     The trust units acquired by Paramount and Clayton H. Riddell, directly and indirectly, through the DRIP were issued from Trilogy’s treasury. All grants of options to Clayton H. Riddell are pursuant to the Trilogy option plan and, upon vesting, are exercisable from Trilogy’s treasury.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

     The direct and indirect purchases and acquisitions by each of Paramount and Clayton H.
     Riddell were made for investment purposes.

     Paramount and/or Clayton H. Riddell may from time to time, directly and indirectly, acquire additional Trilogy trust units or dispose of some or all of the Trilogy trust units they presently hold, or maintain their current holdings of Trilogy trust units, respectively.

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities:

     Trilogy’s DRIP may be found on Trilogy’s website at http://trilogyenergy.com/. Details with respect to Trilogy’s option plan are reported on SEDAR in Trilogy’s Management
     Information Circular filed on April 8, 2008.

8. The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103:

     Mr. Clayton H. Riddell
     Warner Investment Holdings Ltd.
     Treherne Resources Ltd.
     Dreamworks Investment Holdings Ltd.
     Riddell Family Charitable Foundation
     Mrs. V. Riddell

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

     The DRIP purchases were from Trilogy’s treasury at a 5% discount to the prevailing market price in accordance with the terms of the DRIP.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 of National Instrument 62-
103:

     Not applicable.

DATED this 18th day of March, 2009.

PARAMOUNT RESOURCES LTD.

per	Signed « E. Mitchell Shier »	Signed « Clayton H. Riddell »
	E. Mitchell Shier	Clayton H. Riddell